March 13, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Elizabeth Besinger, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-07455

Post-Effective Amendment Nos. 78 and 79

Dear Ms. Besinger:

Thank you for your telephonic comments on March 6, 2015 regarding the above-referenced post-effective amendments to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2014 and January 23, 2015, respectively. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(a) prior to our requesting acceleration of effectiveness on or about March 17, 2015.

Comment 1.            Page 2, Principal Investment Strategies. The Staff is unpersuaded by your answer regarding the need for a policy for the fund to invest at least 80% of its assets in securities related to Essential Resources, as suggested by the fund’s name. Please add disclosure that the fund has such a policy.

Response 1.            We have made the requested change.

Comment 2.            Page 21, Principal Risks. Please add risk disclosure specific to “essential resources,” such as for energy risks, conservation developments and commodity pricing.

Response 2.            We have made the requested change.

Comment 3.            SAI, Page 71, Investment Limitations. The Staff notes that since the fund will have a policy that it will invest at least 80% of its assets in securities related to Essential Resources, as suggested by the fund’s name, the Staff would expect the fund to be concentrated in certain industries or groups of industries. Please explain supplementally why the fund is not included in the exclusion to investment limitation #2.

Response 3.            We acknowledge that the fund will have the referenced policy. However, the manner in which the fund’s subadviser selects investments from those companies with business operations in or related to the natural resources industries will allow investments across any industry and sectors. Therefore, even with the referenced policy we do not expect the fund to concentrate its investments in certain industries or groups of industries. We have therefore made no changes in response to this comment.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

Securities distributed by VP Distributors, LLC

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc: Ann Flood

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